Exhibit (d)(8)(iv)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Second Amended and Restated Investment Advisory Agreement, dated as of June 22, 2007 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Massachusetts Financial Services Company, a corporation organized under the laws of the State of Delaware (“Adviser”).

AXA Equitable and Adviser agree to modify the Second Amended and Restated Investment Advisory Agreement, dated as of July 31, 2006 (“Agreement”), for the AXA Premier VIP Trust (“Trust”) as follows:

1. Removed Portfolio. All references to the AXA Enterprise Multimanager Value Fund of the AXA Enterprise Multimanager Funds Trust are hereby removed.

2. Name Change. The name of the AXA Premier VIP Large Cap Value Portfolio is changed to the Multimanager Large Cap Value Portfolio.

3. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser for the Multimanager Large Cap Value Portfolio of the Trust.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Steven M. Joenk	By:	/s/ Robert H. Manning
	Steven M. Joenk	Name:	Robert H. Manning
	Senior Vice President	Title:	President and Chief Executive Officer

APPENDIX A

AMENDMENT NO. 1

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

Portfolio	Annual Advisory Fee Rate**
Multimanager Large Cap Value Portfolio*	0.40% the MFS Allocated Portion’s average daily net assets up to and including $300 million; and 0.375% of the MFS Allocated Portion’s average daily net assets in excess of $300 million and up to and including $600 million; and 0.35% of the MFS Allocated Portion’s average daily net assets in excess of $600 million

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of a Portfolio’s average daily net assets advised by the Adviser, which may be referred to as an “MFS Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each MFS Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the MFS Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the MFS Allocated Portion, used in the fee calculation.